Exhibit (a)(2)

RARE Hospitality International, Inc.

8215 Roswell Road, Building 600

Atlanta, GA 30350

August 31, 2007

Dear Shareholder,

We are pleased to inform you that Surf & Turf Merger Corp. (“Offeror”), a wholly-owned subsidiary of Darden Restaurants, Inc. (“Darden Restaurants”), has commenced a tender offer for all of the shares of RARE Hospitality International, Inc. (the “Company”) common stock for $38.15, net to the seller in cash, pursuant to an Agreement and Plan of Merger, dated as of August 16, 2007, by and among the Company, Darden Restaurants and the Offeror. The tender offer is conditioned upon, among other things, a minimum of a majority of the shares of Company common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger in which each share of Company common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration as is paid in the offer.

Your Board of Directors has unanimously determined that the offer and the merger are fair to and in the best interest of the Company and its shareholders, has approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the tender offer, and recommends that the Company shareholders accept the offer and tender their shares of Company common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Offeror’s Offer to Purchase, dated August 31, 2007, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Company shares to Offeror. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of the Company, we thank you for the support you have given to the Company over the years.

Very Truly Yours,

/s/ Philip J. Hickey, Jr.
Philip J. Hickey, Jr.
Chairman and Chief Executive Officer